PRESS RELEASE FOR IMMEDIATE PUBLICATION	EXHIBIT 99.4

TIW SELLS BRAZILIAN OPERATIONS

Montréal, Canada, March 26, 2003 - Telesystem International Wireless Inc. announces that Highlake International Business Company Ltd., an affiliate of Opportunity Fund, has indirectly acquired TIW’s 49% interest in Telpart Participações S.A (Telpart). Telpart controls Telemig Celular Participações S.A. (Telemig) and Tele Norte Celular Participações S.A. (Tele Norte), holding companies of two cellular operators in Brazil. Outstanding litigation between TIW and the Opportunity group of companies has also been settled as part of this transaction. The total cash consideration received by TIW is US$ 70 million of which US$ 5 million was paid by Telemig and Tele Norte for release of claims for technical services. In accordance with the terms of TIW’s corporate credit facility and the indenture governing its Senior Guaranteed Notes, TIW will apply a portion of the net proceeds from the transaction to repay the indebtedness outstanding under the corporate credit facility and the remainder to redeem outstanding Senior Guaranteed Notes.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with over 3.9 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIWI”) and NASDAQ (“TIWI”).

FOR INFORMATION:

MEDIA: MARK BOUTET Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	INVESTORS: SERGE DUPUIS Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca